SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated February 18, 2003

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

The agenda, proposed resolutions, and proxy card for STMicroelectronics N.V.'s Annual General Meeting of Shareholders to be held on March 12, 2003.

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                                     AGENDA

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                     Annual General Meeting of Shareholders

      of STMicroelectronics N.V., established in Amsterdam, the Netherlands to be held on March 12, 2003 at 11:00 a.m.

    at Hotel de l'Europe, Nieuwe Doelenstraat 2-8, Amsterdam, the Netherlands
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1.   Call to order and opening.
2.   Report of the Managing Board on the 2002 financial year.
3.   Report of the Supervisory Board on the 2002 financial year.
4.   a.   Adoption of the annual accounts for the 2002 financial year;
     b.   Allocation of profits; and
     c. Discharge of the members of the Managing Board and of the Supervisory Board.
5.   Compensation of the members of the Supervisory Board.
6.   Question time.
7.   Close.

Copies of the annual accounts, the report of the Supervisory Board, the report of the Managing Board and other information included pursuant to law and the proposed resolutions will be deposited for inspection by the shareholders and other persons entitled to attend the meeting at the offices of the Company in Amsterdam (Schiphol Boulevard 265, Amsterdam Airport, 1118 BH Luchthaven Schiphol, the Netherlands), at the offices of Netherlands Management Company B.V. (Locatellikade 1, 1076 AZ Amsterdam, the Netherlands), at the offices of Credit Agricole Indosuez (Service Financier, 9, quai du President Paul-Doumer, 92920 La Defence Cedex), at the offices of the Company in New York (Corporate Information Office, 780 Third Avenue, 9th Floor, New York, New York 10017, United States of America) and at the offices of Banca Intesa S.p.A. (Centro Amministrativo Elettronico, Via Langhirano 1, CAP 43100 Parma, Italy) as of February 19, 2003 up to and including the date of the meeting. The documents are also available on the Company's internet site [www.st.com].

                              Proposed resolutions

    for the Annual General Meeting of Shareholders of STMicroelectronics N.V.

                    to be held on March 12, 2003 in Amsterdam


Agenda item 4    -    Resolution 1
-------------

a. The Supervisory Board proposes to adopt the annual accounts for the financial year 2002, as drawn up by the Managing Board, examined and audited by the auditors PricewaterhouseCoopers N.V.
b. The Supervisory Board proposes - following the proposal of the Managing Board - to distribute a dividend in cash of US$ 0.08 per share.
c. The Supervisory Board proposes to discharge the Managing Board for its management and the Supervisory Board for its supervision during the financial year 2002.

Agenda item 5    -    Resolution 2
-------------

The Supervisory Board proposes to maintain the remuneration of the President and the Vice President of the Supervisory Board at US$45,000 per annum, to maintain the remuneration of the President of the Audit Committee at US$40,000 per annum, to maintain the remuneration of the other Supervisory Board members at US$30,000 per annum, to maintain the remuneration of the members of the Audit Committee at US$10,000 per annum, to maintain the remuneration of the members of the Compensation Committee at US$5,000 per annum, to maintain the remuneration of the members of the Strategic Committee at US$5.000 per annum, to maintain the rule that the number of Committees in which one Supervisory Board member can serve is limited to two and to maintain the attendance fee per meeting of the Supervisory Board and of any Committee of the Supervisory Board at US$2,000 with the understanding however that in case of attendance of such a meeting by telephone or videoconference the attendance fee per such meeting shall be US$500.

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                      DETACH VOTING INSTRUCTION CARD HERE
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|_|   Mark, Sign, Date and Return the       |X|  Votes must be indicated
      Voting Instruction Card Promptly           (x) in Black or Blue ink.
      Using the Enclosed Envelope.


                                                      FOR   AGAINST  ABSTAIN

1.  (a)  Adoption of the annual accounts for          |_|     |_|     |_|
         the 2002 financial year;

    (b)  Allocation of profits; and                   |_|     |_|     |_|

    (c)  Discharge of the members of the              |_|     |_|     |_|
         Managing Board and of the Supervisory
         Board.

2.  Compensation of the members of the Supervisory    |_|     |_|     |_|
    Board.

                           -----------------------------------------------------
                                                SCAN LINE
                           -----------------------------------------------------

                           The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

                           Date     Share Owner sign here     Co-Owner sign here

                           -------  ---------------------     ------------------

                            STMicroelectronics N.V.

                 Proxy Appointment and Voting Instruction Card
    (Must be presented at the meeting or received by mail prior to 12:00 pm
                   (eastern standard time) on March 7, 2003)

The undersigned registered holder of common shares of New York Registry (each representing one common share of Euro 1.04 nominal amount of STMicroelectronics N.V.), hereby appoints ______________________ or The Bank of New York, as New York Transfer Agent and Registrar, through its agent, as the proxy of the undersigned to attend and address the Annual General Meeting of Shareholders of STMicroelectronics N.V. to be held in Amsterdam, The Netherlands, on March 12, 2003 and, in general, to exercise all rights the undersigned could exercise in respect of such common shares if personally present thereat upon all matters which may properly become before such Meeting and every adjournment thereof, and instructs such proxy to endeavor, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the common shares of STMicroelectronics N.V. represented by Shares of New York Registry registered in the name of the undersigned on the books of the New York Transfer Agent and Registrar as of the close of business on February 10, 2003, at such Meeting in respect of the resolutions specified on the reverse side hereof.

NOTE: Please direct your proxy how it is to vote by placing an X in the appropriate box opposite the resolutions specified on the reverse side hereof. If you do not fill in the blank provided above, then you will have appointed The Bank of New York as your proxy.

                                                    STMicroelectronics N.V.
                                                    P.O. BOX 11473
                                                    NEW YORK, N.Y. 10203-0473

To change your address, please mark this box.   |_|

To include any comments, please mark this box.  |_|

 Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2003                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer